Exhibit 99.1

Angeion Corporation 350 Oak Grove Parkway St. Paul, MN 55127 USA Telephone: (651) 484-4874 Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Contact:	Rodney A. Young, President and Chief Executive Officer, (651) 484-4874
Dale H. Johnson, Chief Financial Officer, (651) 484-4874

Angeion Corporation Reports

Strong Revenue and Earnings Growth in First Quarter of 2007

SAINT PAUL, Minn. (March 12, 2007) — Angeion Corporation (NASDAQ: ANGN) today reported results for its first quarter ended January 31, 2007.

“We are excited about Angeion’s business results in the first quarter,” Rodney A. Young, President and Chief Executive Officer commented.  “Our performance was driven by strong revenues in each of our three principal markets: hospitals and physician offices, clinical research, and health & fitness.”

Growth and Progress in the First Quarter

Notable accomplishments for the quarter included:

•                  53% growth in revenue over the first quarter of 2006

•                  Double-digit year-over-year revenue growth for the eleventh consecutive quarter

•                  Sixth consecutive quarter of profitability

•                  496% increase in net income over the first quarter of 2006

Angeion reported net income of $489,000, or $0.12 per diluted share, on revenue of $10.6 million in the first quarter of 2007.  This compares to net income of $82,000, or $0.02 per diluted share, on revenue of $6.9 million in the first quarter of 2006.

“Sales of the MedGraphics brand Ultima Pulmonary Function cardiorespiratory diagnostic systems to hospitals and physician offices contributed significantly to our first quarter revenue growth, while strong sales to our major customers in the clinical research area also continued,” Young said.  “The number of new cardiorespiratory system

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installations in our hospital, clinic and physician office segments grew notably in both the U.S. and international markets, while New Leaf Active Metabolic Training™ participation grew 59% compared to this same period last year.  Our cardiorespiratory diagnostics, clinical research and New Leaf product revenues and profits collectively increased by double-digits for the quarter compared with the same period in 2006.”

The Company noted that research and development expenses increased by 40% compared to this same period last year.  This increase in R & D spending coincides with the Company’s execution of its strategy to develop and launch new products targeting hospitals, primary care physicians, commercial fitness, corporate, and sports performance facilities in domestic and international markets.  Also, in this first quarter, one-time charges for professional restatement related fees impacted general and administrative expenses compared to this same period last year.

Additionally, Angeion announced it is in the process of opening its European business development, marketing and technical support office in Milan, Italy.

Looking Ahead

“Our first quarter results represent an excellent start to what we anticipate will be another solid performance in 2007.  Establishing a sound revenue base in the first quarter was important as we strive to achieve our goals of a fifth consecutive year of double-digit revenue growth, as well as sustain profitability.”  Young concluded, “We are executing the following key initiatives;

•                  expand our international distribution and partnerships,

•                  maintain our industry-leading customer service and technical support,

•                  grow our New Leaf health & fitness delivery sites,

•                  drive more metabolic assessments, as well as

•                  introduce new products and services to expand the breadth and depth of Angeion’s portfolio.”

About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics Corporation in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems that are sold under the MedGraphics (www.medgraphics.com) and New Leaf (www.newleaffitness.com) brand and trade names.  These cardiorespiratory diagnostic systems have a wide range of applications in healthcare as well as health and fitness.  The Company’s products are sold internationally through distributors and in the United States through a direct sales force that targets heart and lung specialists located in hospitals, university-based medical centers, medical clinics and physicians’ offices, pharmaceutical companies, medical device manufacturers, clinical research organizations, health and fitness clubs, personal training studios, and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

The discussion above contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements by their nature involve substantial risks and uncertainties.  Our results may differ materially depending on a variety of factors, including: (i) our ability to successfully operate our business, including our ability to develop, improve, and update our cardiorespiratory diagnostic products, (ii) our ability to ensure constant margins for products in light of fluctuating revenues from our clinical research customers, (iii) our ability to effectively manufacture and ship our products in required quantities to meet customer demands, (iv) our ability to successfully defend the Company from product liability claims related to our cardiorespiratory diagnostic products and claims associated with our prior cardiac stimulation products, (v) our ability to protect our intellectual property, (vi) our ability to develop and maintain an effective system of internal controls and procedures and disclosure controls and procedures, and (vii) our dependence on third-party vendors.  Additional information with respect to the risks and uncertainties faced by the Company may be found in, and any prior discussion is qualified in its entirety by, the other risk factors that are described from time to time in Angeion’s Securities and Exchange Commission reports, including but not limited to the Annual Report on Form 10-KSB for the year ended October 31, 2006, and subsequently filed reports.

—Financials Follow—

ANGEION CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings

(unaudited, in thousands except per share amounts)

	Three Months Ended
	January 31,
Consolidated Statements of Earnings	2007	2006
Revenues	$10,619	$6,933
Cost of goods sold	5,332	3,404
Gross margin	5,287	3,529

Operating expenses:
Selling and marketing	2,475	1,953
General and administrative	1,160	713
Research and development	675	483
Amortization of intangibles	195	203
	4,505	3,352
Operating income	782	177
Interest income	36	9
Income before taxes	818	186
Provision for taxes	329	100

Income from continuing operations	489	86
Loss from discontinued operations, net of $0 taxes	—	(4)
Net income	$489	$82

Earnings per share - basic
Continuing operations	$0.13	$0.02
Discontinued operations	—	—
Net income per share	$0.13	$0.02
Earnings per share - diluted
Continuing operations	$0.12	$0.02
Discontinued operations	—	—
Net income per share	$0.12	$0.02
Weighted average common shares outstanding
Basic	3,838	3,611
Diluted	4,249	3,635

	January 31,	October 31,
Consolidated Balance Sheets	2007	2006
Cash	$4,671	$4,069
Other current assets	13,202	12,821
Equipment and intangible assets	4,435	4,863
	$22,308	$21,753

Current liabilities	6,029	6,686
Long-term liabilities	765	757
Shareholders’ equity	15,514	14,310
	$22,308	$21,753

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